UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

445 Apple Creek Blvd, Unit 217

Markham, Ontario, Canada, L3R 9X7 905-305-1881

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ 40-F ☐

I. Changes in Corporate Governance

1. Changes in the Board of Directors and Management

1) The Board of Directors held the second meeting of the second session of the board via ZOOM meeting at 9:30 a.m. on April 30, 2025, Toronto time. The meeting unanimously approved the proposal to appoint Mr. Daniel Sobolewski and Mr. Rusheng Wu as directors of the company. Mr. Daniel has profound professional knowledge and rich practical experience in the field of securities legal affairs. Mr. Wu has an extremely extensive and rich experience in the field of education. Their addition is expected to inject new vitality into the board and promote the company's education business and overall strategic development.

2) After careful deliberation, the Board of Directors unanimously approved Ms. Fan Zhou's application to resign as the Chairperson of the Board. Subsequently, Mr. Daniel Sobolewski was elected as the new Chairman of the Board with an overwhelming majority of votes, leveraging his profound expertise and extensive practical experience accumulated in the field of securities legal affairs. At the same time, after careful consideration, the Board of Directors decided to elect Mr. Rusheng Wu, who has rich experience and unique insights in the education field, as the Managing Director of the Board. In addition, Mr. Jun Huang was successfully elected as an executive director due to his outstanding operational management capabilities.

Mr. Daniel's expertise in securities legal affairs can provide a solid legal guarantee for the company's capital market operations and compliant operations. Mr. Wu's resources and insights in the education field will strongly promote the development of the company's education business. Mr. Huang's operational management capabilities will also provide strong support for the company's daily operations and the implementation of its strategies. Their addition will inject new impetus into the company's management and governance, helping the company achieve high - quality development in the market competition.

3) The Board of Directors accepted Mr. Leong Sui's Resignation as the CFO. The current COO, Mr. Jun Huang, was appointed to concurrently serve as the CFO. Mr. Yuhai Zhou was appointed as the Financial Controller. These Management adjustments are based on the company's development needs, and the relevant personnel have the corresponding professional capabilities with rich experience.

4) The Board of Directors removed Mr. Charles Y. Fu from his position as Senior Vice President through Majority Shareholders Vote. At the same time, Mr. Rusheng Wu was appointed as Senior Vice President, and Mr. Junfeng Li and Ms. Yan Xu were appointed as Vice Presidents. These personnel adjustments aim to optimize the company's management structure and improve operational efficiency.

5) Ms. Yan Xu was appointed as the Secretary of the Board, and Ms. Min Ye was appointed as the Administrative Secretary of the Board. Ms. Xu will be responsible for the company's Information Disclosure, Investor Relations Management, etc., and Ms. Ye will be responsible for the daily administrative affairs of the Board to ensure the efficient operation of the Board of Directors.

2

2. Committee Adjustments

1) The Board approved the proposals to adjust the members of the Investment Committee. Mr. Jun Huang was appointed as the Chairman of the Investment Committee (with Ms. Fan Zhou and Mr. Rusheng Wu as members). The professional capabilities and experience of the committee members will contribute to the effective performance of their respective duties, meeting the compliance governance requirements of NASDAQ - listed companies.

2) The Board approved the establishment of a Professional Committee for Science and Technology Development and a Professional Committee for Cultural Development at the management level. Mr. Xiyong Hou was appointed as the chairman of the Professional Committee for Science and Technology Development, and Ms. Katy Liu was appointed as the Chairperson of the Professional Committee for Cultural Development. Both professional committees will be led by the Investment Committee to promote the company's Science, Technology, and Cultural Business Development and achieve optimal resource allocation.

II. Arrangements for the Special General Meeting of Shareholders

The Board of Directors, through careful deliberation and discussion at the second meeting of the second session of the board held on April 30, 2025, unanimously voted to call a special general meeting of shareholders in June 2025. Since the successful rectification of the corporate governance system at the extraordinary general meeting of shareholders on April 4, 2025, and the establishment of the new governance structure at the first meeting of the board of directors on the same day, the company has been actively engaged in a series of restoration and reconstruction efforts. During this process, some deep - seated problems in the corporate governance structure and strategic development have been identified, which urgently need to be resolved through institutional optimization.

This special general meeting of shareholders will focus on fundamentally improving the corporate governance system and prospectively planning the strategic direction of the company. A series of key issues will be thoroughly deliberated. This is not only an urgent need to address current problems but also an important measure to lay a solid institutional foundation for the company's high - quality development in the next three years and even longer. All directors believe that this special general meeting is of great significance for the long - term development of the company.

III. Confirmation of Company's Basic Information

The company confirms that its official website domain name is "www.visionary.holdings" and the official email suffix is "@visionary.holdings". Meanwhile, the company's office address is confirmed as "445 Apple Creek Blvd, Unit 217, Markham, Ontario, Canada, L3R 9X7", and the contact phone number is "905 - 305 - 1881". These pieces of information serve as important foundations for the company's external communication and business operations. They will be used in various aspects such as the company's daily operations, investor communication, and business cooperation to ensure the accuracy and standardization of the company's information transmission. They also contribute to enhancing the company's brand image and market recognition.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

By:	/s/ Fan Zhou
Name:	Fan Zhou
Title:	Chief Executive Officer

Date: May 7, 2025

4